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                                                                    EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's income from continuing operations before minority interests and income or loss from equity investees plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized,
(ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred stock or OP Unit distributions.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                             2003         2002 (a)    2001 (a)      2000 (a)       1999 (a)
                                                     ----------------------------------------------------------------------
                                                                           (unaudited, in thousands)
Earnings:
     Income from continuing operations                     $ 24,695       $39,745     $ 42,915      $40,985       $ 37,435
     before minority interest and income
     (loss) from equity investee
Add:
     Fixed charges                                           48,178        42,644       42,851       40,625         33,182
Less:
     Distributions to preferred OP unitholders               (8,537)       (7,803)      (8,131)      (7,826)        (3,663)
     Capitalized Interest                                    (2,082)       (2,915)      (3,704)      (3,148)        (2,230)
                                                     ----------------------------------------------------------------------
                                                           $ 62,254      $ 71,671     $ 73,931      $70,636       $ 64,724
                                                     ======================================================================


Fixed Charges:
     Interest Expense                                      $ 36,680       $32,375     $ 31,016     $ 29,651       $ 27,289
     Hedging Valuation Adjustment                               879          (449)           -            -              -
     Distributions to preferred OP unitholders                8,537         7,803        8,131        7,826          3,663
     Capitalized Interest                                     2,082         2,915        3,704        3,148          2,230
                                                     ----------------------------------------------------------------------
                                                           $ 48,178       $42,644     $ 42,851      $40,625       $ 33,182
                                                     ======================================================================

Ratio of earnings to fixed charges                             1.29          1.68         1.73         1.74           1.95

     (a) Amounts are presented prior to restatement for FAS 144 related to discontinued operations.